Exhibit 99.1

Super Group Provides FY2021 Preliminary Results and Exceeds Forecast

•	Full Year 2021 Net Gaming Revenue up ~36% year-over-year, exceeding $1,520 million

•	Estimated Full Year 2021 EBITDA in excess of $350 million

•	Super Group to report full year 2021 financial results in the first half of April

New York, NY – February 23, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today provided full year 2021 preliminary results and commented on recent business activities.

Super Group generated full year 2021 Net Gaming Revenue (“NGR”) in excess of $1,520 million, representing an increase of ~36% from the prior year period. Full year 2021 EBITDA is expected to be greater than $350 million. This performance in NGR and EBITDA, which both exceed the most recent forecasts, reflects growth and profitability in existing and new markets.

Neal Menashe, CEO of Super Group commented: “We anticipate 2021 EBITDA to exceed our most recent estimate of $350 million. This reflects our team’s ability to execute our global business plan with precision, driving profitability while still attracting customers, entering new territories and expanding our sponsorship portfolio. Occasional industry headwinds, such as a lower-than-expected sports margin in October, along with the closure of select markets, including the Netherlands, were offset by stronger-than-projected new customer acquisition and revenues in multiple markets, for both Betway and Spin.”

Super Group continued the expansion of its global footprint in 2021. The Betway brand is currently live in five U.S. states through Digital Gaming Corporation (“DGC”) and DGC has secured market access in up to an additional seven states. Subject to regulatory approval, it is anticipated that DGC will become a part of Super Group later this year.

Super Group reiterated that it has a steady pipeline of opportunities that would enable it to launch the Betway and Spin brands in additional global markets throughout 2022.

Richard Hasson, President & COO of Super Group said: “Super Group has an expanding, global footprint in a high-growth addressable market. We seek to consistently drive topline growth without sacrificing profitability, and we benefit from decades of experience navigating new and evolving markets. With our public listing complete, we intend to report full year 2021 results and hold our first earnings call in the first half of April. We will then provide a business update to discuss our first quarter 2022 financial results in May.”

Preliminary Financial Results

The financial results included in this press release are preliminary, have not been audited and are subject to change upon completion of Super Group’s audited financial statements for the year ended December 31, 2021, and are presented on a constant currency and pro forma basis to show a like-for-like comparison with forecasts that assume the consolidated group structure as at year-end. Using a constant currency, the 2021 figures have been restated into USD currency using the same exchange rate as that used for preparation of such forecasts.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s successful sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Non-IFRS Financial Information

This press release includes non-IFRS financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”).

Adjusted EBITDA, which is a non-GAAP company-specific performance measure that Super Group uses to supplement the Company’s results presented in accordance with IFRS. Adjusted EBITDA is defined as EBITDA minus gain on bargain purchase, goodwill impairment ad stock-based compensation.

Super Group believes that Adjusted EBITDA is useful in evaluating the Company’s operating performance as it is similar to measures reported by the Company’s public competitors and is regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.

Forward-Looking Statements

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and plans for the announcement of those metrics, expectations and timing related to market entries and expansion, projections of market opportunity and growth, expected growth of Super Group’s customer base, expansion into new markets and development of strategic partnerships, and plans to acquire DGC.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to Super Group’s contemplated acquisition of DGC; (xxviii) the integration of the DGC business; and (xxix) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Shell Company Report on Form 20-F filed with the SEC on February 2, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com